Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 3, 2017

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$350 million 1.650% Senior Notes Due October 15, 2018

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series F
Issue Size:	$350 million
Trade Date:	January 3, 2017
Settlement Date (T+3):	January 6, 2017
Maturity Date:	October 15, 2018
Benchmark Treasury:	1.250% due December 31, 2018
Benchmark Treasury Yield and Price:	1.218%; 100-02
Spread to Treasury:	47 basis points
Reoffer Yield:	1.688%
Coupon:	1.650%
Coupon Payment Dates:	Semi-annually on April 15 and October 15, commencing on April 15, 2017 (short first coupon) and ending on the maturity date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.935% plus accrued interest from January 6, 2017
Gross Spread:	0.100%
Net Proceeds (%):	99.835% plus accrued interest from January 6, 2017
Net Proceeds ($):	$349,422,500 plus accrued interest from January 6, 2017
CUSIP:	24422ETM1
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	Credit Agricole Securities (USA) Inc.
Standard Chartered Bank
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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